Joint News Release

May 9, 2006

FOR IMMEDIATE RELEASE

Pan Pacific Copper Co., Ltd. Offer for Regalito Copper Corp.

Successful

Vancouver, Canada, May 9, 2006 – Pan Pacific Copper Co., Ltd. (“PPC”) and Regalito Copper Corp. (“Regalito”) announced today that the conditions of PPC Canada Enterprises Corp.’s offer to acquire all of Regalito’s issued and outstanding common shares have been complied with.  The offer to acquire Regalito’s common shares for cash consideration of US$6.00 per share was made by PPC Canada Enterprises Corp., a wholly owned subsidiary of PPC, pursuant to a take-over bid circular dated April 3, 2006.

PPC has been advised that as of 4:30 p.m. (Vancouver time) on May 9, 2006, 20,476,704 Regalito common shares have been tendered (or guaranteed for delivery) to the offer. PPC Canada Enterprises Corp. took up these shares today and will pay US$6.00 for each of these shares on or before May 12, 2006.  These shares represent 90.1% of the outstanding Regalito common shares not already owned by PPC.

As the offer was accepted by Regalito shareholders representing more than 90% of the outstanding Regalito common shares not already owned by PPC, PPC Canada Enterprises Corp. intends to acquire all the outstanding Regalito common shares not tendered to the offer pursuant to a compulsory acquisition under the Business Corporations Act (British Columbia) as described in the take-over bid circular.

Forward Looking Statements

This press release contains "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond the control of PPC, PPC Canada Enterprises Corp. and Regalito, that could cause actual results to differ materially from those set forth in, or implied by, such forward looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Neither PPC, PPC Canada Enterprises Corp., nor Regalito undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Regalito Copper Corp. David Strang President 1-604-687-0407	OR	Pan Pacific Copper Co., Ltd. Seiichi Murayama General Manager, Corporate Support Dept. +81-3-3560-8601